UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                               GLG Partners, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37929X 107
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Emmanuel Roman
                             c/o GLG Partners, Inc.
                           399 Park Avenue, 38th Floor
                               New York, NY 10022
                      Attention: Alejandro San Miguel, Esq.
                     General Counsel and Corporate Secretary
                                 (212) 224-7200

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 15, 2009
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 2 of 15 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Emmanuel Roman
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          France
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            167,721,346 shares(1)(2) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            350,162 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            780,400 shares (See Item 5)
       WITH
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          350,162 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1% of outstanding shares of Common Stock(3) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------- ---------------------------------------------------------------------

(1) Includes 390,200 shares and 390,200 warrants held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Roman is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares.

(2) Includes an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Roman may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares, except for the 350,162 shares reported in row 11 and otherwise to the extent of his pecuniary interest therein.

(3) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Company's 5.00% convertible subordinated notes due 2014 (the "Notes"). Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 0.1%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 3 of 15 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Roman GLG Trust
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            166,940,946 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            19,332,136 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,332,136 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. The Roman GLG Trust may be deemed to have beneficial ownership of these shares. The Roman GLG Trust disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., a wholly owned subsidiary of the Roman GLG Trust. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., the percentage would be 6.3%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 4 of 15 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Jeffrey A. Robins
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            166,940,946 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            19,332,136 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,332,136 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, may be deemed to have beneficial ownership of these shares. Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust and in his individual capacity, disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., the percentage would be 6.3%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 5 of 15 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Jackson Holding Services Inc.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands

--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            166,940,946 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            19,332,136 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,332,136 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Jackson Holding Services Inc. may be deemed to have beneficial ownership of these shares. Jackson Holding Services Inc. is wholly owned by Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, and disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., the percentage would be 6.3%.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 6 of 15 Pages


Item 1. Security and Issuer.

         This Amendment No. 3 ("Amendment No. 3") to the Schedule 13D dated November 13, 2007, as amended to date (the "Schedule 13D"), jointly filed by Emmanuel Roman, the Roman GLG Trust, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust (the "Roman Trustee") and Jackson Holding Services Inc. (each a "Reporting Person"), relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of GLG Partners, Inc., (the "Company"), and shares of Series A voting preferred stock, par value $0.0001 per share, of the Company ("Series A Preferred Stock"), and Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and a subsidiary of the Company ("Exchangeable Shares"), and the Company's 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the "Notes"), which are exchangeable for or convertible into shares of Common Stock.
 The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the "Exchangeable Securities". This Amendment No. 3 is being filed to report the collective acquisition of $30 million aggregate principal amount of the Notes by the Trustees through certain of their affiliates, including the acquisition of $5 million aggregate principal amount of the Notes by Jackson Holding Services Inc., a wholly owned subsidiary of the Roman GLG Trust, completed on May 15, 2009 as more fully described in Item 6 and to reflect other changes in stock ownership since Amendment No. 2 to the Schedule 13D. Unless otherwise defined in this Amendment No. 3, capitalized terms have the meanings set forth in the Schedule 13D.

         The Company's principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.


Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is amended to include the following information:

         The Common Stock acquired in February and March 2009 was purchased by Mr. Roman using Mr. Roman's personal funds. The $5 million aggregate principal amount of the Notes was purchased by Jackson Holding Services Inc. using available funds of the Roman GLG Trust which were loaned to Jackson Holding Services Inc.


Item 5. Interest in Securities of the Issuer.

         Item 5 is amended to include the following information:

        (a) As a result of the execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 166,940,946 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the "Subject Shares"). These Subject Shares represent approximately 53.2% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 7 of 15 Pages


Common Stock). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

         As of the date hereof, the Reporting Persons have the following interests in Common Stock, Exchangeable Securities and Notes:

         Emmanuel Roman

                (i)     Amount beneficially owned: 350,162 shares

                (ii) Percent of class: 0.1% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                167,721,346 shares (consisting of (1)
                                166,940,946 shares of voting stock (including Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and (2) 390,200 shares and 390,200 warrants held by certain investment funds managed by GLG Partners LP)(2)(3)

                        (c)     Sole power to dispose or direct the disposition:
                                350,162 shares

                        (d) Shared power to dispose or direct the disposition: 780,400 shares (consisting of 390,200 shares and 390,200 warrants)(3)

         Roman GLG Trust

                (i) Amount beneficially owned: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

-------

(1) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage for Mr. Roman would be 0.1%.

(2) The 166,940,946 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Roman may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares, except for the 350,162 shares reported in (i) above and otherwise to the extent of his pecuniary interest therein.

(3) The 390,200 shares and 390,200 warrants are held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Roman is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 8 of 15 Pages


                (ii) Percent of class: 7.8% of outstanding shares of Common Stock(4)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                166,940,946 shares (consisting of 166,940,946
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)(5)

                        (c)     Sole power to dispose or direct the disposition:
                                19,332,136 shares (consisting of (1) 17,988,050
                                shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Jeffrey A. Robins

                (i) Amount beneficially owned: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

                (ii) Percent of class: 7.8% of outstanding shares of Common Stock(4)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                166,940,946 shares (consisting of 166,940,946
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal

-------

(4) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., the percentages for the Roman GLG Trust, the Roman Trustee and Jackson Holding Services Inc. would be 6.3%.

(5) The 166,940,946 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. The Roman GLG Trust may be deemed to have beneficial ownership of these shares. The Roman GLG Trust disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in (i) above.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 9 of 15 Pages


                                amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)(6)

                        (c)     Sole power to dispose or direct the disposition:
                                19,332,136 shares (consisting of (1) 17,988,050
                                shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Jackson Holding Services Inc.

                (i) Amount beneficially owned: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

                (ii) Percent of class: 7.8% of outstanding shares of Common Stock(4)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                166,940,946 shares (consisting of 166,940,946
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)(7)

                        (c)     Sole power to dispose or direct the disposition:
                                19,332,136 shares (consisting of (1) 17,988,050
                                shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

-------

(6) The 166,940,946 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Robins, in his capacity as trustee of the Roman GLG Trust, may be deemed to have beneficial ownership of these shares. Mr. Robins, in his capacity as trustee of the Roman GLG Trust and in his individual capacity, disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in (i) above.

(7) The 166,940,946 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Jackson Holding Services Inc. may be deemed to have beneficial ownership of these shares. Jackson Holding Services Inc. is wholly owned by the Roman GLG Trust and disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in (i) above.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 10 of 15 Pages


Section (b) of Item 5 is supplemented as follows:

        o On February 20, 2009, Mr. Roman purchased the following shares of Common Stock on the open market:

                o  500 shares at a purchase price of $1.99 per share.
                o  1,400 shares at a purchase price of $2.09 per share.
                o  800 shares at a purchase price of $2.21 per share.
                o  9,200 shares at a purchase price of $2.22 per share.
                o  2,000 shares at a purchase price of $2.23 per share.

        o On February 23, 2009, Mr. Roman purchased the following shares of Common Stock on the open market:

                o  2,300 shares at a purchase price of $2.09 per share.
                o  3,100 shares at a purchase price of $2.10 per share.
                o  2,600 shares at a purchase price of $2.11 per share.
                o  3,600 shares at a purchase price of $2.12 per share.
                o  1,500 shares at a purchase price of $2.13 per share.
                o  700 shares at a purchase price of $2.15 per share.
                o  8,400 shares at a purchase price of $2.17 per share.
                o  2,200 shares at a purchase price of $2.18 per share.
                o  16,800 shares at a purchase price of $2.19 per share.
                o  19,100 shares at a purchase price of $2.20 per share.
                o  22,222 shares at a purchase price of $2.21 per share.
                o  300 shares at a purchase price of $2.22 per share.
                o  2,400 shares at a purchase price of $2.23 per share.
                o  34,300 shares at a purchase price of $2.24 per share.
                o  3,700 shares at a purchase price of $2.25 per share.
                o  8,400 shares at a purchase price of $2.26 per share.
                o  7,200 shares at a purchase price of $2.27 per share.
                o  11,500 shares at a purchase price of $2.28 per share.
                o  20,500 shares at a purchase price of $2.29 per share.
                o  28,600 shares at a purchase price of $2.30 per share.

        o On February 24, 2009, Mr. Roman purchased the following shares of Common Stock on the open market:

                o  2,046 shares at a purchase price of $2.15 per share.
                o  5,422 shares at a purchase price of $2.17 per share.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 11 of 15 Pages


                o  352 shares at a purchase price of $2.18 per share.
                o  800 shares at a purchase price of $2.19 per share.
                o  5,900 shares at a purchase price of $2.20 per share.
                o  900 shares at a purchase price of $2.22 per share.
                o  1,200 shares at a purchase price of $2.23 per share.
                o  1,500 shares at a purchase price of $2.25 per share.
                o  300 shares at a purchase price of $2.255 per share.
                o  300 shares at a purchase price of $2.2575 per share.
                o  30,200 shares at a purchase price of $2.26 per share.
                o  900 shares at a purchase price of $2.265 per share.
                o  400 shares at a purchase price of $2.2675 per share.
                o  11,300 shares at a purchase price of $2.27 per share.
                o  600 shares at a purchase price of $2.275 per share.
                o  400 shares at a purchase price of $2.2775 per share.
                o  5,600 shares at a purchase price of $2.28 per share.
                o  2,800 shares at a purchase price of $2.285 per share.
                o  400 shares at a purchase price of $2.2875 per share.
                o  18,800 shares at a purchase price of $2.29 per share.
                o  400 shares at a purchase price of $2.295 per share.
                o  1,000 shares at a purchase price of $2.30 per share.

        o On February 25, 2009, Mr. Roman purchased the following shares of Common Stock on the open market:

                o  2,700 shares at a purchase price of $2.23 per share.
                o  1,600 shares at a purchase price of $2.24 per share.
                o  17,500 shares at a purchase price of $2.25 per share.

        o On February 26, 2009, Mr. Roman purchased the following shares of Common Stock on the open market:

                o  200 shares at a purchase price of $2.10 per share.
                o  400 shares at a purchase price of $2.14 per share.
                o  200 shares at a purchase price of $2.15 per share.
                o  300 shares at a purchase price of $2.16 per share.
                o  700 shares at a purchase price of $2.17 per share.
                o  800 shares at a purchase price of $2.18 per share.
                o  300 shares at a purchase price of $2.21 per share.

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CUSIP NO. 37929X 107              SCHEDULE 13D               Page 12 of 15 Pages


                o  300 shares at a purchase price of $2.24 per share.
                o  500 shares at a purchase price of $2.25 per share.

        o On February 26, 2009, the securities held by the GLG Pleiade SICAV managed account, an account owned by a third-party client and in which none of GLG Partners LP (as investment manager for the managed account), GLG Partners Limited (as the general partner of GLG Partners LP) or the Principals (as Managing Directors of GLG Partners Limited) have any ownership or pecuniary interest, were sold pursuant to an instruction from the client to liquidate the managed account's holdings. Mr. Roman disclaims beneficial ownership of these securities and has no pecuniary interest therein, and this report shall not be deemed an admission that Mr. Roman is the beneficial owner of the securities for purposes of Section 13 or for any other purpose. The following units were sold, each unit consisting of one share of Common Stock and one warrant:

                o  560 units for $2.27 per unit.
                o  40 units for $2.29 per unit.
                o  2,500 units for $2.30 per unit.
                o  1,500 units for $2.34 per unit.
                o  2,000 units for $2.35 per unit.
                o  1,500 units for $2.40 per unit.

        o On February 27, 2009, Mr. Roman purchased 5,500 shares of Common Stock at a purchase price of $2.25 per share on the open market.

        o On March 2, 2009, Mr. Roman purchased 12,004 shares of Common Stock at a purchase price of $2.20 per share on the open market.

        o On March 3, 2009, Mr. Roman purchased 800 shares of Common Stock at a purchase price of $2.17 per share on the open market.

        o On April 6, 2009, the Roman GLG Trust (the "Trust") changed its form of beneficial ownership of 710,479 shares of Common Stock from indirect to direct as a result of the transfer of 710,479 shares of Common Stock by Jackson Holding Services Inc. to the Trust, and made a gift of 710,479 shares of Common Stock to an unaffiliated third party.

        o On May 15, 2009, Jackson Holding Services Inc. acquired $5 million aggregate principal amount of the Notes as more fully described in
           Item 6.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is amended to include the following information:

         On May 15, 2009, the Company completed the sale of $214 million aggregate principal amount of Notes pursuant to a Purchase Agreement with the initial purchasers of the Notes named therein (the "Initial Purchasers"). The Notes were issued pursuant to an Indenture,


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CUSIP NO. 37929X 107              SCHEDULE 13D               Page 13 of 15 Pages


dated as of May 15, 2009, between the Company and The Bank of New York Mellon, as trustee (the "Indenture").

         On May 15, 2009, the Trustees acquired collectively $30 million aggregate principal amount of Notes from the Initial Purchasers as part of the offering, through certain of their affiliates, including $5 million aggregate principal amount acquired by Jackson Holding Services Inc.

         The Company will pay 5.00% cash interest on the Notes semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2009. The Notes will mature on May 15, 2014.

         The Notes are convertible into shares of Common Stock, based on an initial conversion rate, subject to adjustment, of 268.8172 shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $3.72 per share). Subject to the restrictions on ownership of the Common Stock, holders may convert their Notes at any time on or prior to the close of business on the business day immediately preceding the maturity date. Upon conversion, subject to certain exceptions, holders will not receive any cash payment representing accrued and unpaid interest, including any additional interest.

         Notwithstanding the foregoing conversion rights, if at any time after May 15, 2012, the third anniversary of the original issuance date of the Notes, the volume-weighted average price of the Common Stock exceeds 150% of the conversion price on at least 20 of 30 consecutive trading days, the Company may withdraw the conversion rights with prior notice.

         If certain designated events occur, holders of the Notes may require the Company to repurchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

         The Notes are unsecured subordinated obligations and will be subordinated in right of payment to all of the Company's existing and future senior indebtedness, structurally subordinated to existing and future indebtedness and other liabilities of the Company's subsidiaries and effectively subordinated to the Company's secured debt to the extent of the value of the security. The Notes are subordinated to the outstanding obligations under the Company's senior secured credit facility.

         A copy of the Indenture (including the form of the Note) is filed herewith as Exhibit 8 and incorporated herein by reference.

         The holders of at least 10% of the outstanding principal amount of the Notes, under certain circumstances, have the right to request that the Company prepare, file and cause to become effective a shelf registration for the resale of the Notes and the shares of Common Stock issuable upon conversion of the Notes.

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CUSIP NO. 37929X 107              SCHEDULE 13D               Page 14 of 15 Pages


Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 8 Indenture for the Company's 5.00% Dollar-Denominated Convertible Subordinated Notes due May 15, 2014 dated as of May 15, 2009 between the Company and The Bank of New York Mellon, as trustee, (including the Form of Note), filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 18, 2009, is incorporated herein by reference.


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CUSIP NO. 37929X 107              SCHEDULE 13D               Page 15 of 15 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2009


                                        /s/ Alejandro San Miguel
                                        -------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact for Emmanuel Roman


                                        /s/  Jeffrey A. Robins
                                        -------------------------------
                                        Jeffrey A. Robins, in his capacity as
                                        trustee of the Roman GLG Trust


                                        /s/  Jeffrey A. Robins
                                        -------------------------------
                                        Jeffrey A. Robins


                                        Jackson Holding Services Inc.

                                        By: /s/  Jeffrey A. Robins
                                        -------------------------------
                                        Name:  Jeffrey A. Robins
                                        Title:  President and Secretary